Exhibit 99.44
Quest Uranium Corporation
QUEST URANIUM ADVANCES 2010 EXPLORATION PLANS ON ITS
STRANGE LAKE REE PROJECT, NORTHEASTERN QUÉBEC
Highlights:
-	Quest expects to receive a 43-101 Preliminary Resource Estimate for its recently-discovered B-Zone rare earth deposit by the end of March or early April from Wardrop Engineering Inc.

-	Metallurgical testing of a one-tonne bulk sample of B-Zone mineralization is currently being processed by Hazen Research and final results are expected by May 2010

-	A Scoping Study evaluation of B-Zone economics will commence upon receipt of the Resource Estimate and Metallurgical test results and should be delivered by late May or early June

-	A 15,000-m definition and exploration diamond drilling program is planned for the project and is expected to commence in June 2010
Toronto, March 17, 2010 — Quest Uranium Corporation (TSX-V : QUC) is pleased to provide an update on exploration activities for the Corporation’s Strange Lake rare earth element (REE) project, northeastern Québec. Currently, Quest is advancing a significant, multi-faceted evaluation program for its recently-discovered B-Zone REE deposit. A program of preliminary resource estimation, metallurgical testing and advanced mineralogical studies of the deposit is currently advancing. The data from these studies will be used to undertake a Scoping Study-level preliminary economic evaluation of the deposit. In addition, planning for a significantly-expanded 2010 exploration program for the Strange Lake property is well underway; the exploration program is expected to include diamond drilling, geochemical sampling, geological mapping, gridding and trenching. Sufficient working capital is currently available to complete all of the Corporation’s current exploration plans. The Strange Lake project is located 175 km northeast of Schefferville, Québec and 125 km west of the giant Voiseys Bay nickel-copper-cobalt deposit, eastern Labrador (see Figure 1).
     It is expected that Quest’s consulting engineers, Wardrop Engineering Inc. of Toronto, Ontario, will deliver a 43-101 Inferred Resource Estimate for the B-Zone in late March or early April, as scheduled. In parallel to this work, Hazen Research of Golden, Colorado, has been advancing a detailed metallurgical study on a one-tonne bulk sample collected from the B-Zone during the 2009 exploration program. Detailed mineralogical characterization and theoretical liberation studies have been completed on the mineralization. Currently, Hazen is undertaking preliminary physical separation experiments for B-Zone material. The results for this next phase of the metallurgical work are expected soon. Upon receipt of the Wardrop and Hazen final reports, they will be incorporated into a Scoping Study of the preliminary economics of the deposit by Wardrop. It is expected that study results will be delivered by mid-June.
     “We are extremely pleased with the progress of the advanced work in defining the size, metallurgical character and economics of our important B-Zone rare earth deposit.” said Peter J. Cashin, Quest’s President and CEO. “In addition to the definition of what appears to be a significant deposit of Heavy REE, all indications are that we will be able to greatly enhance the volume and surface dimensions of the mineralization for the deposit through diamond drilling in 2010. We also intend to drill test new areas of mineralization along the periphery of the host Strange Lake Alkali Granite identified during 2009 exploration; these could greatly expand the important mineral inventory that we have been building on the property.”
STRANGE LAKE EXPLORATION HISTORY AND 2009 PROGRAM RESULTS
     The Strange Lake property is one of four claim blocks that Quest holds in the George River area, covering a total of 2,160 km2. The property hosts a historical, pre-43-101 Rare Earth metal resource of 52 million tonnes which straddles the Québec-Labrador provincial border (historical resource estimate, pre-National Instrument 43-101; Venkatswaran, 1983 — 52 million tonnes @ 3.25% ZrO2, 0.56% Nb2O5, 0.66% Y2O3, 0.12% BeO and 1.30% TREO). Quest holds 100% of the Québec portion of the deposit.
     Discovered by the Iron Ore Company of Canada in the late-1970s, the company completed full feasibility, project engineering and metallurgical studies on the deposit. Excellent metallurgical recoveries of the rare earths were reported from the IOC work and subsequently confirmed by Mitsui Mining & Smelting of Japan in 1996.
     The B-Zone REE deposit was discovered in the summer of 2009 as a follow-up to a 2.2 km-long airborne radiometric geophysical anomaly Quest had identified in 2008, about 3 km northwest of the IOC Main Zone deposit (see Figure 2). By mid-July, field crews had traced the new zone at surface for 1.7 km in strike and over 400 m in width (see Press Release: August 19, 2009). Grab samples returned up to 14.3% TREO and showed strong values in Yttrium, Zircon, Niobium and Hafnium. More importantly, the Heavy Rare Earths (HREE) constituted between 50% and 65% of the total REE in the rock.
     Earlier indications from Quest’s compilation of the historical drilling over the area showed that IOC had intersected up to 60 m of mineralization at the western margin of the B-Zone anomaly but did not follow up on its initial work. Quest drilling completed last fall over the western half of the geophysical target has now traced the zone for 1.1 km in strike length, over 500-600 m in width and 135 m vertically. All holes were stopped in mineralization and the zone remains open in all directions. The best drill results are listed below in Table 1. In addition, 2009 exploration resulted in the discovery of new areas of surface mineralization at B-East, A, SLG and Apurna Lake.
2010 EXPLORATION PROGRAM
     In addition to the Resource Estimate and metallurgical work outlined earlier, Quest intends to carry out a significant program of trenching, geological mapping, geochemical sampling and 15,000 m of diamond drilling with four rigs on the property.
     A total of 13,000 m of diamond drilling will focus on the area that is currently the object of Quest’s Resource Estimation of the B-Zone (in progress, drilled on approximately 150-m centres). The objective of the program will be on upgrading and expanding the deposit by drilling at either 75 m or 50 m centres across the area of mineralization defined to date. As well, because Quest’s 2009 drillholes into the Zone were all stopped in mineralization, more powerful drill machines will be brought in so as to allow Quest to penetrate the full vertical extent of the mineralized system. Two drills will be used for this purpose. A third drill will be used to explore the eastern half of the B-Zone radiometric anomaly. This is intended to expand this part of the deposit into the Inferred Category. Finally, the fourth drill will be used to test new areas of surface mineralization discovered on the property in 2009. A total of 2,000 m of drilling will be required for this part of the campaign.

     It is anticipated that exploration crews will arrive on the property sometimes in June. Quest intends to establish a permanent, winterized camp installation on the property at project start-up so as to allow Quest to explore on the property year-round.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. Whole core was collected for the purposes of the bulk sample for B-Zone mineralization and sent directly to Hazen Research. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario and by Hazen Research, Inc. of Golden, Colorado.
The 1983 historical mineral resource estimate referred to in this press release was prepared before the introduction of National Instrument 43-101. No qualified person has undertaken sufficient work to classify this historical resource estimate as current mineral resources or mineral reserves. Accordingly, Quest is not treating the historical resource estimate as current mineral resources or mineral reserves, as defined in National Instrument 43-101, and the historical resource estimate referred to in this press release should not be relied upon.
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This news release contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest Uranium Corporation (“Quest”). Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive therefrom. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released. Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Figure 1 — Strange Lake Project Location Map, Québec

Figure 2 — Geology and Mineralization Compilation Map, Strange Lake Project, Québec

Table 1 — Best Diamond Drilling Results from the B Zone, Strange Lake Project, Québec

Drill Hole	From (m)	To (m)	Length(m)	%TREO	%HREO
BZ09001	5.10	16.00	10.90	1.78	50.0
including	5.10	9.00	3.90	3.23
BZ09002	66.00	75.00	9.00	1.98	59.8
including	66.00	69.40	3.40	3.47
BZ09003	19.00	31.00	12.00	2.18	58.5
including	19.00	26.00	7.00	2.81
BZ09008	4.00	93.50	98.50	1.11	42.4
including	11.00	22.32	11.32	1.69	46.9
including	28.93	33.00	4.07	2.52	48.9
BZ09011	2.00	68.00	66.00	1.16	40.8
including	4.00	10.00	6.00	2.52	65.1
BZ09016	15.10	53.55	38.45	1.23	50.4
including	46.72	53.55	6.83	2.13	51.6
including	48.00	51.00	3.00	3.35	59.6
BZ09017	65.53	82.28	16.75	1.45	43.4
including	65.53	68.68	3.15	3.74	38.8
BZ09019	63.30	97.37	34.07	1.27	45.2
including	71.00	77.12	6.12	2.63	54
Where: TREO = Total Rare Earth Oxides; HREO = Heavy Rare Earth Oxides